Highlander Capital Group, Inc.



535 Millburn Avenue
Short Hills, NJ 07078
973-718-3510
Fax: 973-718-3515
www.highlandercapital.com

Highlander Capital Group, Inc.
Exemption Report
December 31, 2015

Highlander Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the entire period January 1, 2015 through December 31, 2015 without exception.

I, Douglas A. MacWright, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Douglas A. MacWright
President & CEO